UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635408
(CUSIP Number)

Crowdex Investment, LLC
1675 South State Street, Suite B
Dover, DE 19901
310-266-3528
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635408
	1.	Names of Reporting Persons. Crowdex Investment, LLC
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000,000 Common Shares(1) (See Item 5)
	8.	Shared Voting Power 0 Common Shares
	9.	Sole Dispositive Power 50,000,000,000 Common Shares(1) (See Item 5)
	10.	Shared Dispositive Power 0 Common Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000,000 Common Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 90.6%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)
Crowdex Investment, LLC (“Crowdex”) is the current owner of 2,000 Series 1A Preferred Stock of the Issuer (the “Preferred Shares”).  These 2,000 Preferred Shares (the “First Tranche”) are convertible into 20,000,000,000 shares of common stock of the Issuer.  Pursuant to the Series 1A Preferred Stock Purchase Agreement between the Issuer and Crowdex, Crowdex will purchase an additional 3,000 Preferred Shares on November 20, 2020, less than 60 days of the date of this filing (the “Second Tranche”).  The shares represented above represent beneficial ownership of the First and Second Tranches.

(2)	Percentage calculated based on 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020.

CUSIP No. 043635408
	1.	Names of Reporting Persons. Bernd Förtsch
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000,000(1) Common Shares (See Item 5)
	8.	Shared Voting Power 0 Common Shares
	9.	Sole Dispositive Power 50,000,000,000(1) Common Shares (See Item 5)
	10.	Shared Dispositive Power 0 Common Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000,000(1) Common Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 90.6%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)
Mr. Förtsch is the 100% indirect beneficial owner of Crowdex. Crowdex is the current owner of 2,000 Preferred Shares.  This First Tranche is convertible into 20,000,000,000 shares of common stock of the Issuer.  Pursuant to the Series 1A Preferred Stock Purchase Agreement between the Issuer and Crowdex, Crowdex will purchase the Second Tranche on November 20, 2020, within 60 days of the date of this filing.  The shares represented above represent beneficial ownership of the First and Second Tranches.

(2)	Percentage calculated based on 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Shares”) and the Series 1A Preferred Stock, par value $0.0001 per share (the “Series 1A Preferred Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed on the Over the Counter Market under the symbol “ASTI.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following reporting persons: (i) Crowdex Investment, LLC, a Delaware limited liability company (“Crowdex”) and (ii) Bernd Förtsch, a citizen of Germany (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. The address for each of the Reporting Persons is as follows: 1675 South State Street, Suite B, Dover, DE 19901.  The Reporting Persons mainly engage in investment businesses.

(d)-(e) During the last five years, neither any of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is David Peterson, Manager of Crowdex Investment, LLC with an address of 1675 South State Street, Suite B, Dover, DE 19901.  Mr. Peterson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The source of the funds used by Crowdex Investment, LLC to acquire the Series 1A Preferred Shares was their working capital, provided indirectly by Bernd Förtsch through BF Holding GmbH.  Crowdex Investment, LLC is 100% owned by Crowdex GmbH; Crowdex GmbH is 100% owned by BF Holding GmbH; BF Holding GmbH is 100% owned by Bernd Förtsch.

Item 4.	Purpose of Transaction.

On September 22, 2020, the Issuer entered into a securities purchase agreement (“Series 1A SPA”) with Crowdex, for the private placement of up to $5,000,000 of the Issuer’s Series 1A Preferred. The Issuer sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds at an initial closing under the Series 1A SPA on September 22, 2020 (the “First Tranche”).  Pursuant to the S1A SPA, the Issuer will sell an additional 3,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $3,000,000 of gross proceeds at a second closing under the Series 1A SPA on November 20, 2020 (the “Second Tranche”).

The Series 1A Preferred are convertible into 50,000,000,000 shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage(1)
Crowdex Investment, LLC	50,000,000,000	0	0	50,000,000,000	90.6
Bernd Förtsch	50,000,000,000	0	0	50,000,000,000	90.6

(1)
Percentage calculated based on (i) 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020 and (ii) 5,000 Series 1A Preferred Shares (convertible into 50,000,000,000 Common Shares of the Issuer) owned by Crowdex Investment, LLC 2,000 currently and 3,000 acquirable within 60 days of this filing which, as described above, is indirectly 100% owned by Bernd Förtsch.

(c) Except as set forth herein and below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Crowdex Investment, LLC is 100% owned by Crowdex GmbH; Crowdex GmbH is 100% owned by BF Holding GmbH; BF Holding GmbH is 100% owned by Bernd Förtsch.

In addition, on September 22, 2020, Penumbra Solar, Inc. assigned to Crowdex a convertible promissory note previously issued by the Issuer in the amount of $250,000 (the “Note”).  The conversion features of this Note limit any conversion if such conversion would result in the holder holding more than 4.9% of the Issuer’s Common Shares.  Accordingly, so long as Crowdex beneficially owns more than 4.9% of the Issuer’s Common Shares, the Note is effectively not convertible.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 Series 1A Preferred Stock Purchase Agreement between the Issuer and Crowdex Investment, LLC dated September 22, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2020	CROWDEX INVESTMENT, LLC

	By:	/s/ David Peterson
	Name:	David Peterson
	Its:	Manager

Date: October 2, 2020	By:	/s/ David Peterson, power of attorney
Bernd Förtsch